QUINTANA ENERGY SERVICES INC.

June 23, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Quintana Energy Services Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 2, 2017
CIK No. 0001704235

Ladies and Gentlemen:

Set forth below are the responses of Quintana Energy Services Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2017, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0001704235, submitted to the Commission on June 2, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting the Confidential Draft Submission No. 3 on Form S-1 (“Submission No. 3”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Recent Trends and Outlook, page 64

1.	We reissue prior comment 5. Revise your disclosure regarding recent trends to provide a clearer description of the impact of known trends reasonably expected to have a material impact on your operating results so that investors are able to ascertain the extent to which your past results are indicative of your future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested. Please see pages 64 and 65 of Submission No. 3 for additional disclosure.

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June 23, 2017

Liquidity and Capital Resources, page 72

2.	The revised disclosure provided in response to prior comment 7 states that cash flows from operations (once positive) will be a primary source of liquidity following the completion of your offering. Further revise this disclosure as it does not appear that you have clarified your expectations for operating cash flows as a liquidity source in the future.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested. Please see pages 72 and 75 of Submission No. 3 for additional disclosure.

Critical Accounting Policies and Estimates, page 76

3.	Revise to provide critical accounting policy disclosure regarding your accounting for unit based compensation, including information regarding the methods used to determine the fair value of your common units and the nature of the material assumptions involved. Also address the extent to which the estimates are considered highly complex and subjective. As part of your revised disclosure, quantify the expense that will be recognized relating to the phantom units that will become fully vested upon the consummation of your proposed offering. In addition, tell us the fair value of your common units as of the February 28, 2017 grant of phantom units.

RESPONSE:

We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested. Please see pages 78 and 79 of Submission No. 3 for additional disclosure relating to our accounting for unit based compensation and the expense to be recognized relating to the phantom units that will become vested upon consummation of this initial public offering, which we have also discussed below.

We have a number of valuation methods that we employ to value our common units to support a variety of corporate and strategic activities, including determining fair market value for purposes of equity grants to employees. In order to determine the fair market value of our common units on the February 28, 2017 grant date, the Company’s management utilized three valuation methodologies: (i) discounted cash flow (“DCF”) analysis, (ii) public peer trading analysis and (iii) asset value analysis. We have consistently used DCF analysis and public peer trading analysis in our equity valuations over time, and starting mid-2016, incorporated an asset value analysis as well given the deterioration of our cash flow (operating cash flows trended negative) and liquidity during that period, leading to the conclusion that incorporating an asset value analysis was appropriate as well.

•

The DCF analysis is predicated upon a five-year projection for Quintana Energy Services LP with material assumptions made for revenue, EBITDA margin, capital expenditures and tax rate. Those assumptions are used to arrive at a

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forecasted free cash flow (“FCF”). We then assume a terminal event at the end of the five-year projection period and derive an implied terminal value for Quintana Energy Services LP by applying our public company peer group’s EBITDA multiple to our projected terminal year EBITDA result. The terminal value and FCF are then discounted using our public company peer group’s average weighted average cost of capital (“WACC”). Estimating a five-year projection and the applicable assumptions is highly complex and subjective, and determining the appropriate peer group to determine our peer group EBITDA multiple and average WACC is subjective. Our management selects a group of comparable public companies in each valuation exercise whose equity market pricing reflects the market’s view on key sector, geographic and service lines similar to those that drive our business.

•	The public peer trading analysis is predicated upon the selection of public peers described above and calculating implied trading multiples of enterprise value to EBITDA. These multiples are then applied to our forecasted Quintana Energy Services LP EBITDA results for the selected forecast period which calculates an implied enterprise value for Quintana Energy Services LP. The current net debt is subtracted from the enterprise value to arrive at an equity value. As described above, both forecasting our EBITDA to apply to the market multiple and selecting our peer group involve subjective judgment by management. In addition, because we are not publicly traded, common valuation practice dictates that we apply an illiquidity discount to the implied equity value produced by the public company multiples, and there is subjective judgement in determining the illiquidity discount as well.

•	The asset value analysis is a more conservative valuation approach based on the intrinsic liquidation value of Quintana Energy Services LP’s property, plant and equipment and working capital rather than the cash flow potential of Quintana Energy Services LP. We periodically obtain asset appraisals completed by an independent third party and will take the most recent appraisal into account in connection with this liquidation analysis. For example, we obtained a third party appraisal in October 2016 for our revolving credit facility lenders that we considered in connection with performing the asset value analysis in February 2017. There is subjectivity in determining the liquidation values of our assets, as there are limited comparable transactions and auctions to clearly point to a market value.

The equity values derived by these three methodologies are then weighted based on relevance and appropriateness given the current market environment at the time the valuation exercise is performed to arrive at a consolidated equity valuation. For example, when we determined fair market value in December 2016 in connection with the issuance of our second lien notes and warrants, our cash flows were negative and liquidity was so limited that management gave greater weighting to the asset value analysis than DCF analysis, as compared to February 28, 2017, when liquidity and cash flows were improving and greater weight was given to the DCF analysis. There is an element of subjectivity to each of the valuation methodologies as well as the weighting of the three methodologies in arriving at fair market value.

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We have applied this valuation methodology consistently over time as described above in a variety of corporate and strategic activities.

The fair value of Quintana Energy Services LP common units on February 28, 2017 was $0.55 per unit.

Due to the double trigger vesting of our phantom units, we cannot quantify the expense that will be recognized upon vesting until we know the closing date of this initial public offering. We have added a placeholder on page 79 of Submission No. 3 and will provide an estimate of the expense that will be recognized upon vesting once we can reasonably assume a date for the consummation of this offering.

Principal and Selling Stockholders, page 123

4.	Please confirm that your beneficial ownership table will reflect all shares received in exchange for the phantom units that will vest in connection with this offering. In addition, please tell us what consideration you gave to filing the phantom unit agreements pursuant to Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment, and confirm that the beneficial ownership table will reflect all shares received in exchange for the phantom units that will vest in connection with this offering. Please see page 123 of Submission No. 3 for the revised disclosure to reflect such confirmation. Further, please see the Exhibit Index on page II-6, as we have filed the Forms of Phantom Unit Agreement with this Submission No. 3 as Exhibits 10.12 and 10.13.

Quintana Energy Services LP (Predecessor) Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Acquisitions, page F-32

Acquisition of Archer Well Services Entities, page F-34

5.	Your response to prior comment 11 states that you reviewed asset values along with the discounted cash flow analyses for each of the Archer Well Service Entities. Describe the approach used to determine that market value of the Archer Well Service Entities in greater detail and provide us with sufficient information regarding the material assumptions used as part of your valuation. Address the Archer Well Service Entities’ historical operations as your prior response states that it “had been struggling to operate profitability and generate returns” and explain how this affected the fair value of the net assets acquired. In addition, tell us about the process through which Archer Limited pursued the sale of the Archer Well Service Entities through an investment banking advisor, including with regard to other offers that were considered by Archer Limited prior to the date of your acquisition.

Securities and Exchange Commission

June 23, 2017

RESPONSE:

Archer acquired and built out its interests in the Archer Well Service Entities through three acquisitions from December 2010 to August 2011. A review of the oil field services market, as represented by the PHLX Oil Service Sector Index (the “OSX”) which ranged from $237/share for the announcement of the first transaction on December 16, 2010, to $271/share for the announcement of the third transaction on August 1, 2011, indicates the relative strength of the oil and gas services market during Archer’s acquisition of the Archer Well Service Entities. The OSX subsequently reached a high of $311/share on July 1, 2014, but thereafter began to steeply decline, reaching a low of $158/share on December 31, 2015 at the closing of the Quintana Energy Services LP transaction with Archer. It was in this 18-month declining market that Archer engaged an investment bank advisor to pursue a potential sale of the Archer Well Service Entities. It is our understanding, through discussions and negotiations with Archer’s management, that a cash sale was not preferred as valuations for oilfield service assets were seen as depressed and expected to recover with time. Archer, however, was not in a position to continue to support the operating losses associated with its U.S. onshore entities. These losses continued to grow in magnitude during the sale process. With the assistance of its independent advisors, Archer believed an exchange for equity in Quintana Energy Services LP represented an opportunity to recover value via an equity position in an entity that could benefit from the added scale and had a track record of strong performance.

Archer conducted a broad bid process, entering into confidentiality agreements with numerous parties. Archer ultimately elected Quintana Energy Services LP for the contribution of the Archer Well Service Entities. Many considerations went into the final decision, including the relative performance of Quintana Energy Services LP relative to Archer. This track record provided confidence that Quintana Energy Services LP’s management team could effectively integrate the companies and achieve results that Archer had not been able to achieve. In addition, many of the publicly traded parties engaged in the process were seen to have excessive levels of debt in addition to sustained losses. Given the widespread decline across the industry, there were few potential parties that were able to credibly engage in the process and/or meet the criteria that Archer was targeting.

Archer’s struggling operations, along with the overall downturn within the oil and gas industry noted as of the valuation date, placed downward pressure on the value of the business acquired as noted within the expected cash flow generating capacity of Archer. Historically Archer had underperformed the market from a pricing and margin perspective. In addition, as market conditions worsened, Archer did not make as many staff reductions or other cuts to operating expenses as had other operators like Quintana Energy Services LP, and as a result, Archer had significantly worse cash losses over the period leading up to when the acquisition occurred than Quintana Energy Services LP. This impacted Archer’s ability to negotiate a higher ownership percentage of the combined Quintana Energy Services LP business. During the fourth quarter of 2015, Archer generated a ($13) million EBITDA loss on $49 million of revenue

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as compared the ($6) million EBITDA loss generated by Quintana Energy Services LP on $29 million of revenue. The Company recognized the net assets acquired in the Archer Well Service Entities acquisition at their fair value. By far, the most significant net assets in the acquired net assets was property and equipment. A lower value of the assets was concluded due to forms of obsolescence, including economic obsolescence. Thus, the value was less than it may have been under better or more ideal industry or business conditions. As noted, in most cases, the fair value of the property and equipment was based on the stand alone indicated value from recent transactions involving similar assets. The Company noted the fair value of property and equipment used by the Archer Well Service Entities business had declined significantly compared to previous periods due to the decline in market conditions and industry idle capacity. Given the significant impact of the market decline on the value of the net assets acquired and the fact that, in most cases, the Company used a market approach to value the net assets acquired, the historical operating results of the Archer Well Service Entities did not significantly impact the value of the net assets acquired.

The approach used to determine the market value of the Archer Well Service Entities was based on an income approach through a DCF analysis of the consolidated Archer Well Services Entities and a market multiple approach.

The DCF analysis was predicated upon a five-year projection for Archer Well Services Entities with material assumptions made for revenue, EBITDA margin, capital expenditures and tax rate. Those assumptions were used to arrive at a FCF. We determined the appropriate public company peer group for the Archer Well Service Entities and then assumed a terminal event at the end of the five-year projection period. We applied the Archer public company peer group EBITDA multiple to our projected terminal year EBITDA result to derive an implied terminal value for Archer Well Services Entities. The terminal value and FCF were then discounted using the Archer public company peer group’s average WACC. Under the market multiple approach, the Archer public company peer group’s implied enterprise value to EBITDA multiples were derived and the Archer Well Service Entities enterprise value was estimated by multiplying Archer Well Service Entities’ 2014 EBITDA by the selected EBITDA multiple.

Material assumptions included the long-term growth rate. The assumed long-term growth rate was based on IBISWorld’s Oil & Gas Field Services industry outlook as of December 2015. We used the IBISWorld forecast to determine an industry growth rate. We also considered long-term expected inflation rates based on the Federal Reserves’ Livingston Survey.

6.	We note that the partnership interests issued as consideration to acquire the Archer Well Service Entities had a fair value of $92.6 million based on a discounted cash flow and market multipliers. Provide us with additional detail regarding the approaches utilized to determine the fair market value of Quintana Energy Services LP and the material observable and unobservable inputs used in your valuations. Also, explain how you determined that these were the appropriate valuation techniques and tell us how the results of the valuations compared to one another.

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June 23, 2017

RESPONSE:

•	Quintana Energy Services LP’s equity was valued considering three approaches: the income approach through a DCF analysis of the consolidated entity; a sum of parts analysis utilizing DCF analyses of the operating units of Quintana Energy Services LP; and the market multiple approach. Under the income approach, Quintana Energy Services LP’s enterprise value was estimated in a DCF analysis. The DCF analysis is predicated upon a five-year projection for Quintana Energy Services LP with material assumptions made for revenue, EBITDA margin, capital expenditures and tax rate. Those assumptions are used to arrive at a FCF. We then assume a terminal event at the end of the five-year projection period and derive an implied terminal value for Quintana Energy Services LP by applying our public company peer group’s EBITDA multiple to our projected terminal year EBITDA. The terminal value and FCF are then discounted using our public company peer group’s average WACC. Estimating a five-year projection and the applicable assumptions is highly complex and subjective and determining the appropriate peer group to determine our peer group EBITDA multiple and average WACC is subjective. Our management selects a group of comparable public companies in each valuation exercise whose equity market pricing reflects the market’s view on key sector, geographic and service lines similar to those that drive our business.

•	Under the sum of parts analysis, the operating segments of Quintana Energy Services LP were considered individually in separate DCF analyses. As part of the DCF analysis, we assume a terminal event at the end of the five-year projection period and applied our public company peer group’s EBITDA multiple to our projected terminal year EBITDA result to derive an implied terminal value for Quintana Energy Services LP. The individual reporting segment’s forecasted cash flows, including terminal value, were discounted at a WACC derived for each respective unit. The values of each operating unit were summed to estimate the enterprise value for Quintana Energy Services LP.

•	Under the market multiple approach, the guideline public companies’ implied enterprise value to EBITDA multiples were derived and Quintana Energy Services LP’s enterprise value was estimated by multiplying Quintana Energy Services LP’s forecasted next twelve months EBITDA by the selected EBITDA multiple. Additionally given the uncertainty regarding cash flow projections and the cash flow lost for the prior twelve months, we reviewed multiples of enterprise value to tangible net book capitalization for the public peers and applied those multiples to the Quintana Energy Services LP tangible net book capitalization.

•	Additionally, interest-bearing debt was deducted to conclude the equity value for Quintana Energy Services LP.

•	Most of the inputs described above were concluded to be unobservable, with exceptions including our historical numbers, interest-bearing debt, our peer group EBITDA multiple and peer group average WACC.

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•	The results from the three approaches were then weighted equally to determine the enterprise value of Quintana Energy Services LP. The results of the three approaches were relatively consistent with the highest valuation of the three methods within 25% of the lowest valuation.

•	We have consistently used DCF analysis and public peer trading analysis in our equity valuations over time, and starting mid-2016, we incorporated an asset value analysis as well given how much our cash flow and liquidity had deteriorated during that period, leading to the conclusion that incorporating a liquidation analysis was appropriate as well. We have applied this general valuation methodology consistently over time as described above in a variety of corporate and strategic activities. In addition, this valuation methodology is consistent with the valuation of us performed by our sponsor, Quintana Energy Partners, L.P., in determining its quarterly mark-to-market of its investment in us and is also consistent with the analysis we use as part of impairment testing.

7.	It appears that many of the services you have offered historically are similar to those offered by the Archer Well Service Entities. For example, disclosure in your submission notes that the acquisition provided you with “increased scale in key operating geographies, strengthened existing product lines and expanded [y]our customer base and geographic reach.” In light of these similarities, tell us how factors cited in your response to prior comment 11 as drivers of the bargain purchase gain such as the market conditions of 2015 and the outlook for 2016 affected your valuation of Quintana Energy Services LP.

RESPONSE:

Market conditions were considered in the analysis of Quintana Energy Services LP in several ways. In the consolidated DCF analysis and the sum of parts analysis, projected cash flows were discounted utilizing a WACC that was derived from current market rates as of the valuation date, including: Beta, debt-to-equity ratios and the interest rates. In the market approach, an EBITDA multiple below the median of the range of observed market multiples was selected to account for Quintana Energy Services LP’s declining profitability. As a result, the depressed market conditions also negatively affected the valuation of Quintana Energy Service LP as well, just not as significantly as they did the Archer Well Services Entities. As noted in response 5, the Archer Well Services Entities had significantly worse cash losses over the period leading up to the acquisition occurred than Quintana Energy Services LP. In addition, Archer underperformed the market in more constructive markets and as the market deteriorated they were much slower to implement cost cutting initiatives relative to Quintana Energy Services LP. These factors contributed to Quintana Energy Services LP’s relative outperformance of Archer at the time of the acquisition in December 2015. The upside in the transaction for Quintana Energy Services LP was the potential to rightsize the Archer cost structure and manage the business to Quintana Energy Services LP’s standards, but we did not ascribe value to this upside when Quintana Energy Services LP acquired the Archer businesses. Archer would ultimately benefit from improved cost structure and operations via their equity position in Quintana Energy Services LP.

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8.	In consideration of your proposed initial public offering, tell us how the fair market value has changed since the date on which you acquired the Archer Well Service Entities. Include information with regard to the change in fair value attributable to your operations related to the Archer Well Service Entities compared to other material factors.

RESPONSE:

On December 31, 2015, the consummation date of the purchase of the Archer Well Service Entities, the indicated fair value per Quintana Energy Services LP unit was $0.52 per unit, based on the purchase price paid by Quintana Energy Services LP for the Archer Well Service Entities. The Quintana Energy Services LP fair value per unit declined throughout 2016 due to deteriorating market and industry conditions driven by lower oil and natural gas prices, causing a reduction in rig count and well completions activity in the regions the combined company operated. As a result, we generated significantly negative cash flows, was in violation of its debt covenants beginning in May 2016 and was struggling to preserve sufficient cash to continue to fund operations. On December 19, 2016, Quintana Energy Services LP entered into a financing transaction with accompanying warrants. At this point Quintana Energy Services LP was approximately four days away from running out of cash and likely filing bankruptcy. Based on this financing transaction and the associated warrants, the implied fair value per Quintana Energy Services LP unit at that point in time was approximately $.04 per unit, having declined significantly from the consummation of the Archer Well Service Entities acquisition. As a result of the cash infusion, modification to credit agreement and loan covenants and improving market conditions (as evidenced by significant increases in industry rig counts and well completions), the implied fair value per Quintana Energy Services LP unit increased to $.33 per unit at December 31, 2016. As of February 28, 2017, the fair value per Quintana Energy Services LP unit was $.55 per unit. The increase in the fair value per Quintana Energy Services LP unit through February 28, 2017 is attributable to the continued improvement in market conditions and significant improvement in Quintana Energy Services LP’s operating results. Per unit amounts described in this paragraph represent fully diluted unit counts, including the warrants issued in conjunction with the December 2016 financing transaction.

As it relates to the impact of the Archer Well Services Entities on the Quintana Energy Services LP unit fair value, over the course of 2016, the Archer Well Service Entities were integrated into Quintana Energy Services LP’s platform and existing Quintana Energy Services LP divisions or product lines, and as a result, there are practical limitations to our ability to track results for the Archer Well Service Entities. However, as noted above, the main drivers in the changes in fair value of the Quintana Energy Services LP units were the overall market conditions impacting the industry as a whole and the resulting impact on the company’s ability to generate sufficient cash flows to fund operations (both legacy Quintana Energy Services LP and the Archer Well Services Entities).

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Note 15 – Segment Information, page F-44

9.	Your response to prior comment 13 states that you have met the disclosure requirements of FASB ASC 280-10-50-40 as there are similarities in the product and service lines within each of your operating segments. Provide us with additional detail regarding the economic characteristics of the products and services within each segment (e.g., the pricing and margins for hydraulic fracturing services and cementing and acid stimulation services within your pressure pumping services business segment). In addition, further address the similarities in purpose and use of your offerings and tell us whether your customers can obtain your products and services on an individual basis or if they must enter into contracts for a suite of integrated and related products and services (i.e., tell us whether customers typically contract for multiple products and services deemed to be similar).

RESPONSE:

As previously discussed, we internally organize our segments based on the similarity of services and similarity of resources needed to complete a job. The same types of trucks or equipment and the same crews often handle the similar jobs within a business segment, and those business segments have a common support staff including personnel such as district managers, mechanics, drivers and shop hands. As a result of the commingled staff and resources within each segment, we generally cannot make margin calculations below a business segment-level, nor do we attempt to track our service lines within segments on that basis as we view each segment as one integrated business.

The pricing of our services are generally flexible and structured to meet the needs of the customer, and we do not typically enter in to long-term contracts for services. Our services are typically invoiced job-by-job, customer-by-customer as we seek to provide the services our customers need under a mutually agreeable pricing model. However, the most typical pricing structure of the service lines within each of our segments are generally similar.

For example, the pricing for hydraulic fracturing services and cementing and acid stimulation services are all generally priced based on price per stage or volumes pumped plus the cost of consumables used in the job (whether by gallon of sand, acid or other consumable). Additionally, our acidizing and cementing service lines generally represent less than 10% of our pressure pumping services revenues and are ancillary to our hydraulic fracturing services, which represents the substantial majority of revenues generated in our pressure pumping services segment.

In our directional drilling business segment, our primary service line is directional drilling, which is priced on either a day rate basis or based on a footage charge. Less than 10% of revenue in the directional drilling business segment comes from trucking or rental equipment, which are ancillary and additional to our directional drilling services and priced typically on a daily or monthly rental rate for the tool.

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Our pressure control business segment contains service lines including coiled tubing and snubbing and nitrogen pumping. Coiling and snubbing are two different methods to provide the same ultimate service; operators may prefer one method over the other, but the Company is able to provide either service on the same pricing model of an hourly fee plus the cost of consumables such as coil, chemicals and other fluids. Nitrogen pumping is often sold in conjunction with coiling or snubbing services and is also priced based on time and consumables.

Our wireline services business segment includes plug and perf operations, which are connected with unconventional completions and represent over half of our wireline services, as well as other conventional wireline services, which may be associated with either unconventional or conventional completions. All of our wireline services are generally provided by the same equipment and operators, and pricing is typically dependent on the type of well; wireline services for unconventional completions is priced per stage, while jobs at conventional wells may be priced per job or at an hourly rate.

The provision of our services is also structured to be flexible and meet the needs of the customer. We do not require customers to contract for integrated services either within or among our business segments. However, customers may choose to purchase services within a segment as a package. For example, within our directional drilling business segment, our directional drilling customers may engage us for trucking and rental equipment services due to our presence at the drill site. As noted above, in our pressure control business segment, customers may request nitrogen pumping services in conjunction with coiling or snubbing services. And within our pressure pumping segment customers will occasionally purchase acidizing services for “toe-preps” to prepare their well prior to hydraulic fracturing.

For the foregoing reasons and those listed in our prior response, we believe we have met the requirements of FASB ASC 280-10-50-40 by disclosing revenue in each of our four business segments, each of which are comprised of service lines that are similar based on their purpose and use, their customers, their required equipment and personnel and similar pricing structures. There is no aggregation of our business segments into reporting segments. Additionally, as we noted in our prior response, unlike many of our peers, instead of grouping our services by the life cycle of the well (i.e., drilling, completion and production), we have gone a step further and delineated separate business segments based on similar groups of service lines within the drilling and completion stages. We believe that our grouping of service lines into four separate business segments gives enhanced disclosure to investors, providing more specificity and granularity with respect to our business segments than our peers. Finally, we believe our disclosure of revenue in four business segments accurately reflects management’s approach to evaluating and managing the Company.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

QUINTANA ENERGY SERVICES INC.

By:	/s/ Rogers Herndon
Name:	Rogers Herndon
Title:	Chief Executive Officer, President and Director

Enclosures

cc:	Sarah K. Morgan (Vinson & Elkins L.L.P.)